UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Nuveen Premier Municipal Income Fund Inc.
(Name of Issuer)

AUCTION RATE PREFERRED
 (Title of Class of Securities)

670988
(CUSIP Number)

June 1, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670988	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bank of America Corporation 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON HC

CUSIP No. 670988	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bank of America, N.A. 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON BK

CUSIP No. 670988	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Blue Ridge Investments, L.L.C 56-1970824
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 670988	SCHEDULE 13G

Item 1(a)	Name of Issuer:

Nuveen Premier Municipal Income Fund Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

333 West Wacker Dr.
Chicago, Illinois 60606

Item 2(a)	Name of Person Filing:

i.	Bank of America Corporation (“BAC”)

ii.	Bank of America, N.A. (“BANA”)

iii.	Blue Ridge Investments, L.L.C. (“Blue Ridge”)

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

The address of the principal business office of BAC is:

Bank of America Corporate Center
100 North Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of BANA is:

101 South Tryon Street
Charlotte, North Carolina 28255

The address of the principal business office of Blue Ridge is:

214 North Tryon Street
Charlotte, North Carolina 28255

Item 2(c)	Citizenship

BAC -- Delaware

BANA -- United States

Blue Ridge -- Delaware

Item 2(d)	Title of Class of Securities:

Auction Rate Preferred

Item 2(e)	CUSIP Number:

670988

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.                      Ownership

The number of shares reported herein represents combined holdings in multiple series of auction rate preferred securities of the issuer, which are treated herein as one class of securities.

(a)           Amount beneficially owned: See item 9 of cover pages

(b)           Percent of class: See item 11 of cover pages

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:

(ii)           Shared power to vote or to direct the vote:

(iii)           Sole power to dispose or to direct the disposition of:

(iv)           Shared power to dispose or to direct the disposition of:

See Items 5-8 of cover pages

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

BAC, through its wholly-owned subsidiaries, BANA, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Blue Ridge, is engaged in providing a diverse range of financial services and products.  Since settlements with the Securities and Exchange Commission and certain state agencies in 2008, Merrill Lynch and certain predecessors have worked with their customers and issuers of auction rate preferred securities to provide liquidity to the auction rate preferred securities market.  This has included purchasing auction rate preferred securities from their customers and working with issuers so that they are able to redeem outstanding auction rate preferred securities.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 670988	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this amendment to Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated:  June 13, 2011

BANK OF AMERICA CORPORATION

By:  /s/  Michael Didovic
     Name:  Michael Didovic
     Title:   Attorney-in-fact

BANK OF AMERICA, N.A.

By:  /s/  Michael Didovic
     Name:  Michael Didovic
     Title:   Director

BLUE RIDGE INVESTMENTS, L.L.C.

By:  /s/  John Hiebendahl
     Name:  John Hiebendahl
     Title:   Senior Vice President and Controller

CUSIP No. 670988	SCHEDULE 13G

LIST OF EXHIBITS

Exhibit No.                                Description
99.1                                      Joint Filing Agreement

CUSIP No. 670988	SCHEDULE 13G

EXHIBIT 99.1

Joint Filing Agreement

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such amended Schedule 13G, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such amended Schedule 13G with respect to the auction rate preferred securities of the issuer, beneficially owned by each of them. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13G.

Dated:  June 13, 2011

BANK OF AMERICA CORPORATION

By:  /s/  Michael Didovic
     Name:  Michael Didovic
     Title:   Attorney-in-fact

BANK OF AMERICA, N.A.

By:  /s/  Michael Didovic
     Name:  Michael Didovic
     Title:   Director

BLUE RIDGE INVESTMENTS, L.L.C.

By:  /s/  John Hiebendahl
      Name:  John Hiebendahl
  Title:   Senior Vice President and Controller